ENVIRODYNE INDUSTRIES, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

     Oak Brook, Illinois, June 26, 1996 - Envirodyne Industries, Inc. (Nadsaq SmallCap: EDYN), a worldwide manufacturer of plastic food packaging products and food service supplies, announced that its Board of Directors today adopted a Stockholder Rights Plan in which common stock purchase rights will be distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on June 26, 1996. The adoption of the Rights Plan follows the announcement by Zapata Corporation that Zapata has raised its ownership of Envirodyne common stock to approximately 40.6% of the shares outstanding. While the Company has been and continues to be prepared to carefully consider good faith offers to acquire the Company, the Board believes that the Rights Plan will enhance the Board's ability to negotiate the best price possible, on behalf of all of the Company's stockholders, should a change of control occur. The Rights Plan is designed, among other things, to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on June 26, 2006.

     Each Right initially will entitle stockholders to buy one newly-issued share of common stock of the Company at an exercise price of $20.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 41% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficial-ly own 41% or more of the Company's common stock.

     If any person becomes the beneficial owner of 41% or more of Envirodyne's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 41%-or-more stockholder, then each Right not owned by a 41%-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the Board, cash, other property, or other securi-
     ties) having a value of twice the Right's then current exercise price. In addition, if any person has become a 41%-or-more stockholder and Envirodyne is thereafter involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

     Envirodyne will generally be entitled to redeem the Rights at $.001 per Right at any time until 10 days (subject to extension) following a public announcement that a 41% position has been acquired.

     Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

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